UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 6

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

382140879

(CUSIP Number)

Charles Jobson
39 Livingston Road,
Wellesley, MA 02482
Tel: (617) 526-8960

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Jobson Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,570
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.60%*
14	TYPE OF REPORTING PERSON OO

* Based on 12,785,374 shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021.

1	NAME OF REPORTING PERSON Charles E. Jobson Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 126,024
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 126,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.986%*
14	TYPE OF REPORTING PERSON OO

* Based on 12,785,374 shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021.

1	NAME OF REPORTING PERSON Charles Jobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,813,561
	8	SHARED VOTING POWER 458,594
	9	SOLE DISPOSITIVE POWER 1,813,561
	10	SHARED DISPOSITIVE POWER 458,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,155 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.78%**
14	TYPE OF REPORTING PERSON IN

* Includes 126,024 shares held by Charles E. Jobson Irrevocable Trust and 332,570 shares held by the Jobson Family Foundation. Also includes 1,826 shares issuable pursuant to restricted stock units that are currently vested. Charles Jobson is the trustee of the Jobson Family Foundation. Donna M. Farrell, Charles Jobson’s spouse, is the trustee of Charles E. Jobson Irrevocable Trust.

** Based on 12,785,374 shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021.

1	NAME OF REPORTING PERSON Donna M. Farrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 126,024
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 126,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,024 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.986%**
14	TYPE OF REPORTING PERSON IN

* Includes 126,024 shares held by Charles E. Jobson Irrevocable Trust. Donna M. Farrell, Charles Jobson’s spouse, is the trustee of Charles E. Jobson Irrevocable Trust.

** Based on 12,785,374 shares of Common Stock outstanding as of May 05, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2021, filed with the Securities and Exchange Commission on May 06, 2021.

This Amendment No.6 to the Schedule 13D (“Amendment”) amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2016, as amended by the first amendment thereto filed with the Securities and Exchange Commission on April 24, 2017, as amended by the second amendment thereto filed with the SEC on October 19, 2017, as amended by the third amendment thereto filed with the SEC on November 14, 2017, as amended by the fourth amendment thereto filed with the SEC on January 8, 2018, and as further amended by the fifth amendment thereto filed with the SEC on March 12, 2018 (collectively, as amended, the “Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Common Stock”) of Good Times Restaurants Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the same meanings as are ascribed to them in the Schedule 13D.

This Amendment filed by the undersigned is being filed (a) to make schedule reports and amendments relating to the Common Stock of the Issuer and (b) to confirm the dissolution of any “group” that may have been deemed to have been formed among the Jobson Reporting Persons and the Stetson Reporting Persons within the meaning of the Act and reflect the termination of any Joint Filing Agreement between the Jobson Reporting Persons and Stetson Reporting Persons. With the dissolution and termination of any Joint Filing Agreements previously filed, each of the Jobson Reporting Persons and the Stetson Reporting Persons, subject to updates reflected therein, will make their schedule reports and amendments separately, including hereby. Each of the Reporting Persons (as defined herein) will continue to make reports or amendments to this Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by and on behalf of (i) Jobson Family Foundation; (ii) Charles E. Jobson Irrevocable Trust, (iii) Donna M. Farrell and (iv) Charles Jobson (the persons in clauses (i)–(iv) each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. The amended and restated agreement among the Reporting Persons to file jointly (the “A&R Joint Filing Agreement”) is attached hereto as Exhibit 99.1. Delta Partners, Delta Partners GP, LLC, Prism Partners, L.P., Delta Growth Master Fund L.P. and Delta Advisors, LLC are no longer reporting persons as a result of a series of distributions in kind, since the prior Schedule 13D filing, of all of the Issuer’s securities held, directly or indirectly, by such entities, to their respective applicable limited partners or members, including Charles Jobson. Charles Jobson beneficially owned all shares of Common Stock held by such entities.

(b) The principal business address of each Reporting Person is 39 Livingston Road, Wellesley, MA 02482.

(c) The principal business of Jobson Family Foundation is to serve as a charitable foundation. Charles E. Jobson Irrevocable Trust is a Massachusetts trust. The Charles E. Jobson Irrevocable Trust’s principal business is to hold assets for the benefit of its beneficiaries. Charles Jobson serves as managing member of Delta Advisors, LLC, an investment management firm, and trustee of the Jobson Family Foundation and is a director of the Issuer. The spouse of Charles Jobson, Donna M. Farrell serves as trustee for Charles E. Jobson Irrevocable Trust.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jobson Family Foundation is a Massachusetts trust. Charles E. Jobson Irrevocable Trust is a Massachusetts trust. Charles Jobson and Donna M. Farrell are each a citizen of the United States.”

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

“The Jobson Family Foundation received 208,333 shares of Common Stock from Delta Partners, LP as a charitable contribution. The remaining shares of Common Stock held by the Jobson Family Foundation were purchased for aggregate consideration of approximately $475,427.65. The source of funds used to acquire the Common Stock was the working or investment capital of the Jobson Family Foundation.

The Charles E. Jobson Irrevocable Trust received 2,746 shares of Common Stock from Charles Jobson as a grantor. The Charles E. Jobson Irrevocable Trust purchased 123,278 shares of Common Stock for aggregate consideration of approximately $218,332.13. The source of funds used to acquire the Common Stock was the personal or family investment capital of Charles Jobson and the Charles E. Jobson Irrevocable Trust. Donna M. Farrell may be deemed to beneficially own the Common Stock owned by Charles E. Jobson Irrevocable Trust.

Charles Jobson received 670,484 shares of Common Stock from Delta Partners, LP and Delta Partners GP, LLC, each a previous filer on this Schedule 13D, as a distribution-in-kind. Charles Jobson received an aggregate of 1,140,460 shares of Common Stock from Delta Advisors, LLC, Prism Partners, L.P. and Delta Growth Master Fund L.P., each a previous filer on this Schedule 13D, as a distribution-in-kind. Charles Jobson also received 3,237 shares of Common Stock as a discretionary grant from the Issuer and also holds 1,826 shares of Common Stock issuable pursuant to restricted stock units that are currently vested. The aggregate cost basis for the shares of Common Stock held by Mr. Jobson individually is approximately $6,236,872.85. Charles Jobson may be deemed to beneficially own the Common Stock owned by Charles E. Jobson Irrevocable Trust, and Jobson Family Foundation.”

Item 4.                      Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

“Though the Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with any of the other Reporting Persons. In addition, any “group” that may have been deemed to exist between the Reporting Persons, on the one hand, and Stetson Reporting Persons, on the other hand, has been dissolved.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) a share repurchase by the Issuer, (h) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (i) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (j) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.”

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D/A.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has
(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Additional information requested by this paragraph is incorporated herein by reference to the information provided in Item 2(c) and Item 3 of this Schedule 13D.

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.
(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.
(e)	Not applicable.

Item 7.                      Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement dated July 26, 2021 by and among Jobson Family Foundation; Charles E. Jobson Irrevocable Trust, Donna M. Farrell and Charles Jobson.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	July 26, 2021

Jobson Family Foundation By: /s/ Charles Jobson_______________________________ Charles Jobson, Trustee	Donna M. Farrell By: /s/ Donna M. Farrell_______________________________ Donna M. Farrell, individually
Charles Jobson By: /s/ Charles Jobson_______________________________ Charles Jobson, individually	Charles E. Jobson Irrevocable Trust By: /s/ Donna M. Farrell_______________________________ Donna M. Farrell, Trustee

Schedule A

Transactions – Last 60 Days